SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Agilysys, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

00847J105

(CUSIP Number)

Christopher P. Davis, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital One LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,418,447

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,418,447

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,418,447

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Kaufman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,418,447

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,418,447

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,418,447

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,645,161

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,645,161

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,645,161

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paloma International L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,772,286

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,772,286

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,772,286

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Donald Sussman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,772,286

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,772,286

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,772,286

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, without par value (the “Common Stock”), of Agilysys, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of November 19, 2009 and amends and supplements the Schedule 13D filed on July 1, 2008 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership (“Paloma”), and S. Donald Sussman, a United States citizen (“Mr. Sussman,” and collectively, the “Reporting Persons”).

MAK GP LLC, a Delaware limited liability company, is the general partner of MAK Fund. Mr. Kaufman is the controlling person of MAK GP LLC (“MAK GP”). Paloma Partners Company L.L.C., a Delaware limited liability company (“PPC”) and Trust Asset Management LLP, a Delaware limited liability partnership (“TAM”) are the general partners of Paloma. Mr. Sussman is the controlling person of TAM.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported herein at an aggregate cost of $59,371,679. The funds used to purchase the shares of Common Stock were obtained from the general working capital of MAK Fund and Paloma, as applicable, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On November 19, 2009, the Reporting Persons and other related entities submitted an Acquiring Person Statement to the Issuer under the Ohio Control Share Acquisition Statute. The Acquiring Person Statement requests that the Issuer call a shareholder meeting for the Issuer’s shareholders to vote on whether the Reporting Persons may acquire additional shares of Common Stock to increase their beneficial ownership of the outstanding shares to more than 20% but less than 33 1/3% (the “Share Acquisition”). A copy of the Acquiring Person Statement is attached hereto as Exhibit D and is incorporated herein by reference. There can be no assurance that the Reporting Persons will be able to complete the purchases of the additional shares of Common Stock contemplated by the Share Acquisition, or that market conditions, market prices, developments with the Issuer, changes in the Issuer’s prospects or other factors will not render such purchases financially undesirable to the Reporting Persons.

On November 20, 2009, the Issuer announced that a special meeting of the Issuer’s shareholders for this purpose will be held on January 5, 2010 at the Issuer’s principal address at 28925 Fountain Parkway, Solon, Ohio 44139. On November 23, 2009, the Reporting Persons filed a preliminary proxy statement with the Securities and Exchange Commission in connection with their solicitation of proxies in favor of the Share Acquisition proposal and on an additional proposal that would permit the Reporting Persons to adjourn the special meeting if a quorum is not present or if the votes needed to approve the Shareholder Acquisition proposal have not been obtained. A copy of the Preliminary Proxy Statement is publicly available at www.sec.gov, and is incorporated herein by reference.

The Reporting Persons, subject to applicable law, reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

The Reporting Persons collectively beneficially own 4,418,447 shares of Common Stock representing 19.2% percent of the outstanding shares of Common Stock. The 19.2% ownership calculation was based on the 23,031,119 shares of Common Stock outstanding as of October 30, 2009 as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2009.

MAK Fund individually owns 2,645,161 shares of Common Stock representing 11.5% of the outstanding shares of Common Stock.

Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock. Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b)        MAK Capital, MAK Fund and Mr. Kaufman have shared power to vote or direct the vote of the 2,645,161 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 1,772,286 shares of Common Stock owned by Paloma.

MAK Capital, MAK Fund and Mr. Kaufman have shared power to dispose or direct the disposition of the 2,645,161 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 1,772,286 shares of Common Stock owned by Paloma.

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
ITEM 7.	Material to be Filed as Exhibits.

Exhibit A –Joint Filing Agreement (previously filed)

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days (previously filed)

Exhibit C – Power of Attorney

Exhibit D – Acquiring Person Statement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	November 23, 2009

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman Michael A. Kaufman

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By: /s/ Michael J. Berner
Michael J. Berner, Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner
Michael J. Berner, Attorney-in-Fact

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of May 9, 2006.

/s/ S. Donald Sussman

S. Donald Sussman

ACKNOWLEDGEMENT IN CONNECTICUT

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/  Diane R. Erickson, Notary Public

(signature and office of
individual taking acknowledgement

EXHIBIT D

ACQUIRING PERSON STATEMENT

PURSUANT TO SECTION 1701.831 OF THE OHIO REVISED CODE

DELIVERED TO

AGILYSYS, INC.

(Name of Issuing Public Corporation)

28925 FOUNTAIN PARKWAY, SOLON, OHIO 44139

(Address of Principal Executive Offices)

ITEM 1.	IDENTITY OF ACQUIRING PERSON.

This Acquiring Person Statement is being delivered to Agilysys, Inc., an Ohio corporation (the “Corporation”), at its principal executive offices, which are located at 28925 Fountain Parkway, Solon, Ohio 44139, by MAK Capital Fund LP, a Bermuda limited partnership (the “MAK Capital Fund”), and Paloma International L.P., a Delaware limited partnership (“Paloma” and, together with MAK Capital Fund, the “Acquiring Person”).

ITEM 2.	DELIVERY OF ACQUIRING PERSON STATEMENT.

This Acquiring Person Statement is being delivered pursuant to Section 1701.831 of the Ohio Revised Code. The Acquiring Person requests that the Corporation hold the special shareholders meeting in connection with this Acquiring Person Statement no sooner than thirty (30) days after the Corporation’s receipt of this Acquiring Person Statement.

ITEM 3.	OWNERSHIP OF SHARES BY ACQUIRING PERSON.

As of the date hereof, the Acquiring Person directly and indirectly collectively owns 4,418,447 shares of the Corporation’s common stock, without par value (“Shares”) representing approximately 19.18% of the total issued and outstanding Shares (based upon the 23,031,119 Shares stated by the Corporation in the Corporation’s Quarterly Report on Form 10-Q for the period ended September 30, 2009 to be issued and outstanding as of October 31, 2009). Of the 4,418,447 Shares owned by the Acquiring Person: (a) 2,646,161 Shares are owned by MAK Capital Fund, representing approximately 11.49% of the total issued and outstanding Shares, and (b) 1,772,286 Shares are owned by Paloma through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership (“Sunrise”), representing approximately 7.70% of the total issued and outstanding Shares.

In addition to the beneficial ownership described above (i) MAK GP LLC (“MAK GP”), the general partner of MAK Capital Fund, may be deemed to beneficially own the Shares held by MAK Capital Fund, (ii) Trust Asset Management LLP, the general partner with investment discretion over the securities held by Paloma and Sunrise (“TAM”), may be deemed to beneficially own the Shares held by Paloma through Sunrise, (iii) S. Donald Sussman, the controlling person of Paloma, Sunrise and TAM, may be deemed to beneficially own the Shares held by Paloma through Sunrise, (iv) MAK Capital One LLC, the investment manager of MAK Capital Fund and Paloma with respect to the Shares, may be deemed to have beneficial ownership of the Shares held by each of them, and (v) Michael A. Kaufman, as the controlling person of MAK Capital One LLC, MAK GP and MAK Capital Fund, may be deemed to be the beneficial owner of the shares of Common Stock held by MAK Capital Fund and Paloma. R. Andrew Cueva, an employee of MAK Capital One LLC and a director of the Corporation, does not own directly or indirectly, beneficially or of record, any securities of Agilysys. Each of MAK GP, TAM, MAK Capital One LLC, Mr. Kaufman, Mr. Sussman and Mr. Cueva disclaims beneficial ownership of the Shares held by MAK Capital Fund and Paloma except to the extent of his or its pecuniary interest therein.

ITEM 4.	RANGE OF VOTING POWER.

Collectively, the Acquiring Person proposes to acquire an additional number of Shares that, when added to the Acquiring Person’s current Share ownership, would equal one-fifth or more (but less than one-third) of the Corporation’s voting power in the election of directors, as described in Section 1701.01(Z)(1)(a) of the Ohio Revised Code (the “Additional Shares”). The Acquiring Person does not intend, either alone or in concert with any other person, to exercise control of the Corporation by proposing to acquire that number of Shares described in this Acquiring Person Statement.

ITEM 5.	TERMS OF PROPOSED CONTROL SHARE ACQUISITION.

The Acquiring Person proposes to acquire the Additional Shares in one or more transactions to occur during the 360-day period following the date the Corporation’s shareholders authorize the proposed acquisition. The Acquiring Person proposes to acquire the Additional Shares (i) in one or more purchases in the open market, (ii) in one or more block trades, (iii) through an intermediary, (iv) pursuant to a tender offer, and/or (v) by any other legally permitted method.

ITEM 6.	REPRESENTATIONS OF LEGALITY; FINANCIAL CAPACITY.

The Acquiring Person hereby represents that the control share acquisition proposed herein, if consummated, will not be contrary to law. This representation is based on the facts that the Acquiring Person is delivering this Acquiring Person Statement in accordance with Section 1701.831 of the Ohio Revised Code, and the Acquiring Person intends to make the proposed acquisition only if it is duly authorized by the shareholders of the Corporation at the annual or a special meeting of the Corporation’s shareholders. The Acquiring Person hereby represents that it has the financial capacity to purchase the Additional Shares contemplated by this Acquiring Person Statement. This representation is based on an assumed purchase price of $8.13 per Share, the closing price of the Corporation’s Shares on November 19, 2009.

IN WITNESS WHEREOF, the undersigned has executed this Acquiring Person Statement as of the 19th day of November, 2009.

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By: /s/ Michael J. Berner
Michael J. Berner, Vice President

[Signature Page to Acquiring Person Statement]